SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

Alfa Corporation

(Name of Issuer)

Alfa Corporation

Alfa Mutual Insurance Company

Alfa Mutual Fire Insurance Company

Alfa Delaware Merger Sub, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

015385107

(CUSIP Number of Class of Securities)

Alfa Corporation

Alfa Mutual Insurance Company

Alfa Mutual Fire Insurance Company

Alfa Delaware Merger Sub, Inc.

2108 E. South Boulevard

Montgomery, Alabama 36116-2015

Attn: H. Al Scott, Esq.

Tel. No.: (334) 288-3900

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

copies to:

Alston & Bird LLP	Skadden, Arps, Slate, Meagher & Flom LLP
One Atlantic Center	Four Times Square
1201 West Peachtree Street	New York, New York 10036
Atlanta, Georgia 30309	Attention: Nancy A. Lieberman, Esq.
Attention: Paul J. Nozick, Esq.	(212) 735-2050
(404) 881-7000

This statement is filed in connection with (check the appropriate box):

☒a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐b.	The filing of a registration statement under the Securities Act of 1933.

☐c.	A tender offer.

☐d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$856,385,121.09	$26,291.02

(1)	For purposes of calculating the filing fee only, the transaction value was determined by adding (a) the product of 37,226,062 shares of common stock that are proposed to be acquired in the merger multiplied by the merger consideration of $22.00 per share, plus (b) $30,187,441.09, the amount expected to be paid to holders of outstanding stock options to purchase shares of common stock with an exercise price of less than the merger consideration of $22.00 per share, plus (c) $7,224,316, the amount expected to be paid to holders of phantom shares and restricted stock awards entitled to receive the per share merger consideration of $22.00 for each such right.
(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals .0000307 multiplied by the total Transaction Valuation.
☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $26,291.02

Form or Registration No.:    Schedule 14A—Preliminary Proxy Statement

Filing Party:    Alfa Corporation

Date Filed:    November 30, 2007

INTRODUCTION

This Amendment No. 3 to Rule 13e-3 transaction statement on Schedule 13E-3 (the “Final Amendment”) is being filed with the Securities and Exchange Commission (the “Commission”) jointly by the following persons: Alfa Corporation (“Alfa Corp.”); Alfa Mutual Insurance Company (“AMI”), Alfa Mutual Fire Insurance Company (“AMF” and together with AMI, the “Mutual Group”) and Alfa Delaware Merger Sub, Inc. (“Merger Sub”).

The Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the final results of the transaction which is the subject of this Schedule 13E-3. Except as set forth in this Final Amendment, all information in this Schedule 13E-3 remains unchanged.

Item 15. Additional Information

Item 1011(b) of Regulation M-A:

Item 15(b) is hereby amended and supplemented as follows:

On April 15, 2008, at a special meeting of Alfa Corp.’s stockholders, Alfa Corp.’s stockholders voted to approve the Agreement and Plan of Merger, dated as of November 4, 2007, among Alfa Corp., the Mutual Group and Merger Sub (the “Merger Agreement”).

On April 15, 2008, Alfa Corp. filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub, an entity organized by the Mutual Group solely for the purpose of acquiring all of the outstanding shares of Alfa Corp.’s common stock not already owned by the Mutual Group, was merged with and into Alfa Corp., with Alfa Corp. continuing as the surviving corporation (the “Merger”). As a result of the Merger, Alfa Corp. became a wholly owned subsidiary of the Mutual Group. Under the terms of the Merger Agreement, each share of Alfa Corp. common stock, par value $1.00 per share, outstanding at the effective time of the Merger (other than shares owned by the Mutual Group, Merger Sub, Alfa Corp. and its wholly owned subsidiaries, holders of shares subject to certain company awards, and holders who have perfected and not withdrawn a demand for appraisal rights) was cancelled and converted into the right to receive $22.00 in cash, without interest.

As a result of the Merger, Alfa Corp.’s common stock ceased to trade on the Nasdaq Global Select Market as of the close of trading on April 15, 2008 and the Nasdaq Global Select Market has filed an application on Form 25 with the Securities and Exchange Commission to report that the common stock of Alfa Corp. is no longer listed on the Nasdaq Global Select Market. Alfa Corp. expects to file a Form 15 on or about April 28, 2008, thus suspending Alfa Corp.’s reporting obligations under Sections 12 and 15 of the Securities and Exchange Act of 1934, as amended.

Item 16. Exhibits.

Item 1016 of Regulation M-A:

(a)	(1)	Definitive Proxy Statement for the special meeting of the stockholders of Alfa Corp., incorporated by reference to the Schedule 14A filed with the Commission on March 13, 2008, (the “Proxy Statement”).

(a)	(2)	Form of Proxy Card filed with the Commission together with the Proxy Statement.

(a)	(3)	Form of Letter to Stockholders filed with the Commission together with the Proxy Statement.

(a)	(4)	Form of Notice to Stockholders of Special Meeting filed with the Commission together with the Proxy Statement.

(a)	(5)	Press Release dated November 5, 2007 (filed as Exhibit 99.1 to Alfa Corp.’s Current Report on Form 8-K dated November 5, 2007 and incorporated herein by reference).

(a)	(6)	Document distributed to employees of Alfa Mutual Insurance Company (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 5, 2007 and incorporated herein by reference).

(a)	(7)	Document distributed to participants holding restricted stock under the Alfa Corporation 2005 Amended and Restated Stock Incentive Plan (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 5, 2007 and incorporated herein by reference).

(a)	(8)	Document distributed to participants in the Alfa Mutual Insurance Company Savings and Profit Sharing Plan (401(k) Plan) (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 5, 2007 and incorporated herein by reference).

(a)	(9)	Document distributed to participants in the Alfa Mutual Insurance Company Restricted Stock Bonus Plan (Restricted Stock Bonus Plan) (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 5, 2007 and incorporated herein by reference).

(a)	(10)	Document distributed to participants in the Alfa Corporation Employee Stock Purchase Plan (ESPP) (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 5, 2007 and incorporated herein by reference).

(a)	(11)	Document distributed to participants in the Alabama Farmers Federation and Affiliated Companies Deferred Compensation Plan (Shadow 401(k)) (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 5, 2007 and incorporated herein by reference).

(a)	(12)	Document distributed to participants in the Amended and Restated Deferred Compensation Plan for Directors of Alfa Mutual Insurance Company and Affiliated Companies (Director Deferred Comp Plan) (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 5, 2007 and incorporated herein by reference).

(a)	(13)	Document distributed to participants holding stock options under the Alfa Corporation 2005 Amended and Restated Stock Incentive Plan (Stock Incentive Plan) (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 5, 2007 and incorporated herein by reference).

(a)	(14)	Document distributed to participants in the Alfa Services, Inc. Management Achievement Plan (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 5, 2007 and incorporated herein by reference).

(a)	(15)	Letter to the Alabama Farmers Federation (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 5, 2007 and incorporated herein by reference).

(a)	(16)	Letter to the customers of Alfa Mutual Insurance Company, Alfa Mutual Fire Insurance Company, Alfa Mutual General Insurance Company and Alfa Life Insurance Corporation (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 5, 2007 and incorporated herein by reference).

(a)	(17)	Document posted to Alfa Corporation’s transaction website at ww.alfa.sardverbnewmedia.com on November 6, 2007 and distributed to the members of the board of directors of the Alabama Farmers Federation (filed as soliciting materials pursuant to § 240.14a–12 filed by Alfa Corp. with the Commission on November 6, 2007 and incorporated herein by reference).

(a)	(18)	Notice of Pendancy and Proposed Settlement of Class Action (filed as Exhibit 99.1 to Alfa Corp.’s Current Report on Form 8-K dated February 12, 2008 and incorporated herein by reference).

(a)	(19)	Press Release dated February 13, 2008 (filed as Exhibit 99.1 to Alfa Corp.’s Current Report on Form 8-K dated February 13, 2008 and incorporated herein by reference).

(a)	(20)	Notice sent to Alfa Corporation Directors and Section 16 Officers regarding a Blackout Period (filed as Exhibit 99.1 to Alfa Corp.’s Current Report on Form 8-K dated March 13, 2008 and incorporated herein by reference).

(a)	(21)	Press Release dated April 15, 2008 (filed as Exhibit 99.1 to Alfa Corp.’s Current Report on Form 8-K dated April 15, 2008 and incorporated herein by reference).

(c)	(1)	Opinion of Lazard Fréres & Co. LLC (attached as Annex B to the Proxy Statement and incorporated herein by reference).

(c)	(2)	Presentation materials, dated as of November 4, 2007, prepared by Lazard Fréres & Co. LLC*

(c)	(3)	Presentation materials, dated as of July 16, 2007, prepared by Goldman, Sachs & Co.*

(c)	(4)	Presentation materials, dated as of September 28, 2007, prepared by Goldman, Sachs & Co.*

(c)	(5)	Presentation materials, dated as of November 4, 2007, prepared by Goldman, Sachs & Co.*

(d)	(1)	Agreement and Plan of Merger, dated as of November 4, 2007, by and among Alfa Corp., Alfa Mutual Insurance Company, Alfa Mutual Fire Insurance Company and Alfa Delaware Merger Sub, Inc. (incorporated herein by reference to Annex A to the Proxy Statement).

(f)	(1)	Appraisal rights are described under the caption “SPECIAL FACTORS—Appraisal Rights” set forth in the Proxy Statement and in Annex C to the Proxy Statement entitled “Section 262 of the General Corporation Law of the State of Delaware” and are incorporated herein by reference.

*	Previously filed on November 30, 2007.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2008

ALFA CORPORATION

By:	/s/ C. Lee Ellis
Name: Title:	C. Lee Ellis Executive Vice President—Operations

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2008

ALFA MUTUAL INSURANCE COMPANY

By:	/s/ Jerry A. Newby
Name: Title:	Jerry A. Newby President and Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2008

ALFA MUTUAL FIRE INSURANCE COMPANY

By:	/s/ Jerry A. Newby
Name: Title:	Jerry A. Newby President and Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2008

ALFA DELAWARE MERGER SUB, INC.

By:	/s/ Jerry A. Newby
Name: Title:	Jerry A. Newby President